Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated November 11, 2014

Fantex, Inc.

On November 5, 2014, a media publication, attached hereto as Annex A, was released by The New York Times (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437 and 333-198986 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “E.J. Manuel’s Stock Is Sagging, but Buffalo Bills Quarterback Is ‘Fearless’” and begins with a graphic that is captioned “E.J. Manuel earned $4.98 million through his I.P.O.”  The Article refers to “E.J. Manuel … whose stock has lost half its value this season” and “Mohamed Sanu … whose stock began trading this week.”  The Article states that Fantex “is trying to create a bustling market for shares linked to football stars — and, one day, baseball players, golfers and even actors and musicians” and sold “shares linked to Vernon Davis of the San Francisco 49ers.”  The Article states that Fantex “has three football players listed on its platform.”  The Article refers to how “[E.J.] Manuel earned $4.98 million through his I.P.O.”  When referring to EJ Manuel, the Article states that “[h]is stock price took a tumble.”  The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”).  Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and the Mohamed Sanu Brand Contract, the “Brand Contracts”).

•                  The Article states that EJ Manuel “agreed to give up 10 percent of all future football-related income.”  The Article also states that “Fantex has sold shares linked to [EJ Manuel’s] future earnings in football.”  The Article also states that “with football season now in progress, the stocks appear to be responding to actual events on the field.”  The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”).  Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.  The Company further clarifies that the market price for a Tracking Stock may not reflect the performance of the associated Brand Contract or Contract Party since an investment in a Tracking Stock is an investment in the Company.  Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities.  As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article states that the Company “opened its doors last year.”  The Company clarifies that it was incorporated in Delaware on September 14, 2012 as a wholly-owned subsidiary of its parent company, Fantex Holdings, Inc. (“Fantex Holdings”). Fantex Holdings was incorporated in Delaware on April 9, 2012.

•                  The Article refers to the Company as “a privately held start-up.”  The Company clarifies that Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu were sold to the public by the Vernon Davis Offering, the EJ Manuel Offering and the Mohamed Sanu Offering, respectively.  Holders of shares of Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu are common stockholders of the Company and have an ownership interest in the Company as a whole.

•                  The Article states that “Fantex says it will pay dividends, and has already done so in Davis’s case, but dividends are not guaranteed.”  The Company clarifies that it paid a cash dividend of $0.70 per share of Fantex Series Vernon Davis on August 18, 2014 to holders of such shares at the close of business on August 15, 2014.  On October 21, 2014, the Company’s board of directors declared a cash dividend of $0.30 per share of Fantex Series Vernon Davis, for an aggregate payment of $126,330. The dividend is payable on November 26, 2014 to holders of such shares at the close of business on November 25, 2014.  The Company’s board of directors is permitted, but not required, to declare and pay dividends on the Tracking Stocks. The Company intends to pay cash dividends from time to time out of available cash for the Tracking Stocks, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated November 5, 2014

E.J. Manuel’s Stock Is Sagging, but Buffalo Bills Quarterback Is ‘Fearless’

By William Alden | November 5, 2014 5:10 PM EST

[Graphic with the text “E.J. Manuel earned $4.98 million through his I.P.O. In exchange, he agreed to give up 10 percent of all future football-related income.”]

It happens all the time in the corporate world: Chief executives, when their stock price is down, will try to reassure anxious shareholders by pitching them on the company’s future potential.

Now, it’s happening in football.

E.J. Manuel, a quarterback for the Buffalo Bills, whose stock has lost half its value this season as he has ridden the bench, told DealBook on Tuesday that he was ready to start playing again, should the opportunity arise.

Manuel is no publicly traded corporation. But a San Francisco start-up called Fantex has sold shares linked to his future earnings in football. Those shares, which began trading this summer at $10 each, are now at $4.80.

In the interview, Manuel was barred from discussing the stock price directly, and he claimed to pay no attention to it anyway. But he delivered a pep talk reminiscent of a corporate chieftain.

“I’m still making sure I’m working hard every day and not just being complacent. I know I can be a starter. I think it’s just a matter of time,” he said. “When things start to change, and I’m back out there playing, I think I’ll play even better.”

Fantex, which opened its doors last year, is trying to create a bustling market for shares linked to football stars — and, one day, baseball players, golfers and even actors and musicians.

The company completed its first initial public offering in April by selling shares linked to Vernon Davis of the San Francisco 49ers. With Manuel and Mohamed Sanu, a wide receiver for the Cincinnati Bengals, whose stock began trading this week, the company has three football players listed on its platform, and a fourth is on the way.

Investing in these shares is a risky proposition, as Manuel’s recent performance has vividly shown. Beyond the possibility of an athlete’s becoming injured or being cut from the team, investors also accept risks associated with Fantex, a privately held start-up with little track record. The shares confer no direct legal right to the athlete’s income. Fantex says it will pay dividends, and has already done so in Davis’s case, but dividends are not guaranteed.

Signing with Fantex can be lucrative for athletes in the short run. Manuel earned $4.98 million through his I.P.O. In exchange, he agreed to give up 10 percent of all future football-related income, including from his playing contract, corporate endorsements and any acting or broadcasting jobs after he retires.

The Fantex market is still in its infancy, and trading is thin. But with football season now in progress, the stocks appear to be responding to actual events on the field.

Manuel, 24, was benched in late September after starting four games, capped by an inconsistent performance against the Houston Texans. His stock price took a tumble, falling as low as $3.40 a share in early October.

Investors are still on edge. Manuel, a first-round draft pick, is only in his second season in the N.F.L. But while he is relatively unproven, he has time to mature into a standout player.

Now a backup quarterback, Manuel is trying to put a positive spin on his situation.

“Instead of having a bad attitude about it and starting to come in at 7:30 when we have an 8 o’clock meeting, I still go in at the normal time — 6:15, 6 o’clock — and I go to work,” he said.

The brand campaign that Fantex has created for Manuel is based on the slogan “fearless.” In a video on the Fantex site, Manuel is seen working out and taking a business meeting, with his voiceover describing setbacks he has overcome.

In light of the latest setback, the “fearless” motto is as important as ever, Manuel said in the interview.

“When I turn this thing around and start having success again, that key word will blow up,” he said.

For now, Manuel is working hard in case Kyle Orton, his replacement, is taken out. But in the meantime, he can rely on one strategy that has served corporate America well.

“It’s all about having a story,” he said.

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